[Brookdale Senior Living Letterhead]

October 23, 2009

Via EDGAR & U.S. Mail

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:	Brookdale Senior Living Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 001-32641

Dear Mr. Spirgel:

Brookdale Senior Living Inc. (the “Company”) hereby acknowledges receipt of your letter dated October 14, 2009 (the “Comment Letter”).

The Company is working expeditiously to respond to the Comment Letter. However, in order to fully address the comments contained therein, the Company respectfully requests an extension of time to respond. The Company currently anticipates submitting its response to the Comment Letter on or before November 6, 2009.

We appreciate your assistance with this matter.  Please do not hesitate to contact me at (615) 221-2250 if you have any questions or wish to discuss this matter further.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary